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June 15, 2020

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction Washington, DC 20549

Re:	GENERATION INCOME PROPERTIES INC.

Amendment No. 1 to Form S-11

Filed February 14, 2020

File No. 333-235707

Dear Sir or Madam:

On behalf of Generation Income Properties, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to David Sobelman, the Company’s President and Chairman of the Board, dated February 27, 2020. Your comments are reproduced below in bold, followed in each case by our response on behalf of the Company.

Form S-11 Amendment filed February 14, 2020

Our Distribution Policy, page 39

1.

We have considered your response to our prior comment 4 and the related changes to your disclosure. Please revise your presentation to include footnote disclosure explaining how your adjustment for estimated net increases in contractual rental revenue was determined. In addition, please tell us whether you expect to include adjustments for recurring capital expenditures and recurring debt service. To the extent you do not expect to include these adjustments, explain to us how you arrived at that conclusion.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

June 15, 2020

Response

The Company has revised the presentation on page 40 to include the estimated financial information as well as a line item adjustment for recurring debt service. The Company has no scheduled contractual rental revenue increases in 2020 and has included a financial line item in the table reflecting that no such increases are included. In addition, the Company has no recurring capital expenditures and, therefore, has not included an adjustment in the table.

Material Federal Income Tax Considerations, page 78

2.

We note your response to comment 8 and the revised disclosures; however, we continue to note the reference on page 81 to “If we make our REIT election for our taxable year ending December 31, 2020 or such later year as is determined by our Board.” Please revise to clarify the factors the Board would consider in determining a later year or revise the disclosure consistent with your response.

Response

The Company has revised the language on page 82 to be consistent with the prior response.

Generation Income Properties, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 12 – Change of Prior Year Information, page F-12

3.	We note your response to our prior comment 12. Please address the following with respect to your change in prior year information:

•

We note that your auditor’s report is dated April 30, 2019 (except for Note 8 and Schedule III which are dated December 26, 2019), which is the same date as the auditor’s report filed with the Company’s Form 1-K on April 30, 2019. We further note that the balance sheet as filed in your S-11 appears to reflect changes from the balance sheet that was included in your Form 1-K. As such, please tell us if your auditor opined on the error correction as the auditor’s report in this filing is not dual-dated to reflect the error correction in the audited year-end financial statements.

Response

The Company acknowledges the Staff’s comment. The Company has updated the Form S-11 with a newly dated audit report for the updated financial statements.

June 15, 2020

•

Given the apparent revision to your financial statements for the period ended December 31, 2018, we remain unclear as to why you have not included footnote disclosure similar to that included in your interim financial statements. Please further explain your rationale or revise your financial statements accordingly.

Response

The Company acknowledges the Staff’s comment. The Company has updated the Form S-11 with updated financial statements and has included Footnote 13 that describes the adjustment in detail.

Pro Forma Consolidated Financial Statements, page F-35

4.

We have considered your response to our prior comment 14. We note that your measure of “revenues and certain operating expenses” is presented outside the context of financial statements filed in accordance with Rule 8-06 of Regulation S-X. We further note that this measure is presented on a consolidated basis, rather than for a specific property or group of related properties. As such, we remain unclear why this measure is not a non-GAAP measure in accordance with Item 10(e) of Regulation S-K. Please expand on your basis for concluding this is not a non-GAAP measure or revise your disclosure accordingly.

Response

The Company acknowledges the Staff’s comment. Item 3-14(a)(2) of Regulation S-X requires a table showing the “estimated taxable operating results of the registrant.” In addition, Section 3440.1 of the Financial Reporting Manual requires statements of estimated taxable operating results and cash to be made available by operations in pro forma statements for real estate and leasing operations for the registrant, rather than of particular properties. The Company has revised the wording of the last line item of the table to “estimated cash to be made available from operations” to be consistent with Section 3440.1.

If you should have any additional questions, please contact me at 813.225.4122.

Best regards,

/s/ Curt P. Creely

Curt P. Creely

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